July 26, 2021


Via E-Mail

Drew G. L. Chapman, Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112

       Re:     Soliciting Materials filed pursuant to Rule 14a-12
               Filed July 1, 2021 by Paul A. Rosenbaum, Jeffrey Paul Beaty, Arthur L.
                  Wilmes, Thomas J. Errico, M.D., Bruce Patterson, M.D., Peter Staats,
                  M.D., and Melissa Yeager
               SEC File No. 000-49908

               Preliminary Proxy Statement
               Filed July 20, 2021 by Paul A. Rosenbaum, et al.
               SEC File No. 000-49908

Dear Mr. Chapman:

     The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in your filings.

        Please respond to this letter promptly by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. To the extent we direct a comment to one of your offers, please consider whether it also applies to your other offer. Where applicable, please make corresponding changes in both offer documents.

      If you do not believe a comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response. After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed July 1, 2021
1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to
 Drew G. L. Chapman, Esq.
Baker Botts L.L.P.
July 26, 2021
Page 2


       the staff on a supplemental basis. Provide support for your statement in Point #3 of your
       letter to shareholders that the company received an    unusual public
rebuke" by the FDA.


Preliminary Proxy Statement

Background to the Solicitation, page 4
   2. Please describe the contents of the letters delivered to certain company board members on April 8 and July 16, 2021.

   3. We note your statement in the cover letter that you have attempted to work with company management. Please revise this section to describe those attempts, including the name of any current participant involved in those communications.


Reason for the Solicitation, page 5
   4. Please revise your disclosure to describe how the board and management were
      responsible for results of 2020 clinical trials. How were the trials ill-conceived? How is
      the FDA   s request to restart a new trial evidence that the    design
and implementation of
      CD12 was destined to failure form the start   ? How has the company
attempted to
      circumvent the FDA trial process?

   5. Similar to comment 1 above, please provide support for your statements that the FDA has
      "repeatedly refused to authorize CYDY-led clinical trials or even authorize
      applications       and that stockholder value has been destroyed and that
management and
      operational deficiencies are responsible for any such destruction.


Proposal No. 1 Election of Directors, page 7
   6. Please revise your disclosure to quantify in detail the effects of a possible change of control as described on pages 9-10.


        We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551-3619 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Daniel F. Duchovny
 Drew G. L. Chapman, Esq.
Baker Botts L.L.P.
July 26, 2021
Page 3


                           Daniel F. Duchovny
                           Special Counsel
                           Office of Mergers and Acquisitions